Filed by Codere Online Luxembourg, S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: DD3 Acquisition Corp. II

Commission File No. 001-39767

Date: June 22, 2021

1 Codere Online Investor Presentation June 2021

Disclaimer

This presentation (this "Presentation"), its contents and any information provided during the meeting to present this document are for discussion purposes only, and must not be relied upon for any purpose. This document is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where such distribution would be unlawful. Certain terms used throughout this document are defined in the Glossary section included at the end of this document.

Important Information about the Proposed Business Combination and Where to Find It

DD3 Acquisition Corp. II, a Delaware corporation ("DD3"), Codere Newco, S.A.U. ("Parent"), Codere Online Luxembourg, S.A., a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg ("Holdco"), and Servicios de Juego Online S.A.U., a corporation (sociedad anónima unipersonal) registered and incorporated under the laws of Spain ("SEJO"), and its consolidated subsidiaries (together with Holdco, "Codere Online" or the "Company") have entered into a business combination agreement (the "Business Combination Agreement") that provides for DD3 and SEJO to become wholly-owned subsidiaries of Holdco (the "Proposed Business Combination"). In connection with the Proposed Business Combination, a registration statement on Form F-4 (the "Form F-4") is expected to be filed by Holdco with the U.S. Securities and Exchange Commission ("SEC") that will include a proxy statement to be distributed to stockholders of DD3 in connection with DD3's solicitation of proxies from DD3's stockholders in connection with the Proposed Business Combination and other matters to be described in the Form F-4, as well as a prospectus of Holdco relating to the offer of the securities to be issued in connection with the completion of the Proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM F-4 AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. After the Form F-4 has been filed and declared effective, the definitive proxy statement/prospectus will be mailed to DD3's stockholders as of a record date to be established for voting on the Proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC's website at www.sec.gov, or by directing a request to Codere Online Luxembourg, S.A., 7 rue Robert Stümper, L-2557 Luxembourg, Grand Duchy of Luxembourg.

Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein. Any representation to the contrary is a criminal offense.

Participants in the Solicitation

DD3 and Codere Online and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of DD3's stockholders in connection with the Proposed Business Combination. Information regarding the names, affiliations and interests of DD3's directors and executive officers is set forth in DD3's registration statement on Form S-1 (File No. 333-250212) that was filed with the SEC in connection with DD3's initial public offering in December 2020, as well as in other documents DD3 has filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of DD3's stockholders in connection with the Proposed Business Combination will be set forth in the Form F-4 when available. Information concerning the interests of DD3's and Codere Online's participants in the solicitation, which may, in some cases, be different than those of DD3's and Codere Online's equity holders generally, will be set forth in the Form F-4 when it becomes available.

Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

This Presentation includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this Presentation, including statements as to the Company's future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations, market size and potential growth opportunities, competitive position, expectations and timings related to commercial launches, potential benefits of the proposed business combination and PIPE investments, technological and market trends and other future conditions, are forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. DD3's and Codere Online's actual results may differ from their expectations, estimates and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believe," "predict," "likely," "potential," "continue," and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, DD3's and Codere Online's expectations with respect to market growth, future revenues, future performance, the anticipated financial impacts of the Proposed Business Combination, the satisfaction or waiver of the closing conditions to the Proposed Business Combination, and the timing of the completion of the Proposed Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside DD3's and Codere Online's control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against DD3 and/or Codere Online following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the Proposed Business Combination, including due to failure to obtain approval of DD3's stockholders, certain regulatory approvals, or satisfy other closing conditions in the Business Combination Agreement; (4) the occurrence of any other event, change, or other circumstance that could cause the Proposed Business Combination to fail to close; (5) the impact of COVID-19 on Codere Online's business and/or the ability of the parties to complete the Proposed Business Combination; (6) the inability to obtain and/or maintain the listing of Holdco's ordinary shares on NASDAQ following the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition, the ability of Codere Online to grow and manage growth profitably, and retain its key employees; (9) costs related to the Proposed Business Combination; (10) changes in applicable laws or regulations; (11) the amount of redemptions by DD3's stockholders in connection with the Proposed Business Combination; and (12) the possibility that DD3 or Codere Online may be adversely affected by other economic, business and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in DD3's most recent filings with the SEC and will be contained in the Form F-4, including the proxy statement/prospectus expected to be filed in connection with the Proposed Business Combination. All subsequent written and oral forward-looking statements concerning DD3 or Codere Online, the Proposed Business Combination or other matters and attributable to DD3 or Codere Online or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of DD3 and Codere Online expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based, except as required by law.

2

Disclaimer (cont.)

No Offer or Solicitation

This Presentation is not a proxy statement and does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of DD3, Codere Online or any of their respective affiliates, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or exemptions therefrom.

Trademarks

This Presentation may contain trademarks, service marks, trade names and copyrights of the parties to the Business Combination Agreement or other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM, © or ® symbols, but Codere Online and DD3 will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights.

Financial Information and Non-GAAP Financial Measures

The Company's financial information included in this Presentation is unaudited and has been prepared by the Company in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") or is based on information prepared by the Company in accordance with IFRS. There are important differences between IFRS and generally accepted accounting principles in the United States of America ("U.S. GAAP").

The financial information and data contained in this Presentation is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, any proxy statement, registration statement, or prospectus, including the Form F-4, to be filed by Holdco with the SEC. This Presentation includes certain financial measures not presented in accordance with U.S. GAAP or IFRS, such as, without limitation, EBITDA. These non-GAAP financial measures are not measures of financial performance in accordance with U.S. GAAP or IFRS and may exclude items that are significant in understanding and assessing the Company's financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under U.S. GAAP or IFRS. You should be aware that the Company's presentation of these measures may not be comparable to similarly-titled measures used by other companies. In addition, the conversion of the Company's financial statements into U.S. GAAP or IFRS and the audit of the Company's financial statements in accordance with PCAOB standards, may impact how the Company currently calculates its non-GAAP financial measures, and we cannot assure you that there would not be differences, and such differences could be material. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company's financial condition and results of operations.

The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in comparing the Company's financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

This Presentation includes certain projections of non-GAAP financial measures. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, the Company is unable to quantify certain amounts that would be required to be included in the most directly comparable U.S. GAAP or IFRS financial measures without unreasonable effort. Consequently, no disclosure of estimated comparable U.S. GAAP or IFRS measures is included and no reconciliation of the forward-looking non-GAAP financial measures is included.

Use of Projections

This Presentation contains financial forecasts with respect to the Company's business and projected financial results, including Revenue, EBITDA and EBITDA margin. Neither DD3's nor the Company's independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See "Forward-Looking Statements" above. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. You should review the Company's audited financial statements, which will be included in the Form F-4 relating to the Proposed Business Combination.

Industry and Market Data

In this Presentation, DD3 and the Company rely on and refer to certain information and statistics obtained from publicly available information and third-party sources, which they believe to be reliable. Neither DD3 nor the Company has independently verified the accuracy or completeness of any such publicly-available and third-party information nor make any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this Presentation. You are cautioned not to give undue weight to such industry and market data.

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4 Today’s Presenters Moshe Edree │ Managing Director*, Codere Online O scar Iglesias │ Chief Financial Officer ** , Codere Online Martin Werner │ C o - Founding Partner, DD3 Capital Partners * Provides services as non - employee independent contractor ** Upon consummation; currently head of corporate development for Codere Group

Codere Online – The Leader in LatAm Online Gaming and Sports Betting

OUR MISSION

- **To be the leading online gaming and sports betting operator in Latin America**

OUR PLAN

- **Leverage our online business in Spain and Mexico to expand in high-growth core LatAm markets**
  - Colombia, Panama, City of Buenos Aires
- **Enter expansion LatAm markets as they become regulated**
  - Brazil, Chile, Peru, Puerto Rico, Uruguay, Argentina (other regions)
- **Pursue options to access the large (~60mm population) US Hispanic market**

OUR TAILWINDS

- **Favorable Demographic Trends in LatAm** – Increasing adoption of smartphones, e-commerce and internet connectivity
- **Omnichannel Strategy** – We are closely aligned with our indirect parent company, Codere S.A., which has a leading retail footprint encompassing 10,000+[(1)] locations throughout LatAm, Spain and Italy and a 3mm+[(2)] registered retail database
- **Market Expertise** – Codere Group has a long history of successful LatAm operations dating back to 1984
- **First Mover Advantage** – Early entrant in LatAm markets with limited competition from global gaming operators
- **Strong Brand** – High visibility from long-running sponsorships of soccer teams and athletes



(1) Figure includes Codere Group controlled bars, arcades, sports betting shops, and gaming halls, as well as third-party venues where Codere Group offers its slot and/or sports betting products.
(2) Reflects Codere Group registered retail database in Codere Online core markets only.

5

6 DD3 Capital Partners – An Experienced and Proven Sponsor (1) Source: SPAC Analytics as of 6/14/2021. ▪ Specialized team with experience across different sectors and markets ▪ Sponsor with proven track record, delivering impressive shareholder returns ▪ First Mexican SPAC to close a deal, listing Betterware (BWMX) on Nasdaq ▪ Diversified skill - set with deep knowledge and hands - on execution expertise ▪ Hands - on Sponsor team, fully engaged with the Company & committed to drive long - term value ▪ $67mm PIPE with Baron Funds , MG Partners , LarrainVial & DD3 Capital Partners for DD3 Acquisition Corp. II Same management team that executed the DD3 Acquisition Corp. I transaction ▪ Founding Partner of DD3 Capital Partners ▪ Partner / Managing Director at Goldman Sachs (16 years) ▪ Director of Public Credit and Deputy Finance Minister (4 years) ▪ PhD in Economics from Yale University Martin Werner CEO & Chairman Guillermo Ortiz Director & Co - Sponsor Jorge Combe COO & Director Daniel Salim CFO ▪ Board Member & Senior Advisor at BTG Pactual ▪ Chairman of the Board of Banorte - Ixe (5 years) ▪ Governor of Mexico’s Central Bank (12 years) ▪ PhD in Economics from Stanford University ▪ Founding Partner of DD3 Capital Partners ▪ Managing Director at Goldman Sachs (7 years) ▪ Vice President at GP Investimentos ▪ MBA from Wharton ▪ Member of DD3 Capital Partners ▪ Previously Analyst at Bank of Tokyo ▪ Analyst at HR Ratings Executive Summary Management Team Sponsor of Among the Best Performing SPAC Transactions in History (1) S&P500 Betterware has had a unit return of 661% (1) since its initial business combination with DD3 Acquisition Corp. I Symbol Name Price Unit Return BWMX Betterware 43.80 661% PRIM Primoris 3 1.98 637% IRDM Iridium 39.15 608% DKNG DraftKings 52 .28 559% % 0 200 400 600 Mar-20 Aug-20 Jan-21 Jun-21 Share Price Performance Unmatched Track Record

Transaction Overview

Key Transaction Terms

- DD3 Acquisition Corp. II (Nasdaq: DDMX, "DD3") has entered into a definitive agreement to combine with Codere Online
- Alongside DD3's $125mm cash in trust[1], a PIPE commitment of $67mm has been secured, provided by Baron Funds, MG Capital, LarrainVial and DD3 Capital Partners
- Existing Codere Online management to continue operating the business and Codere Group to maintain majority ownership post-transaction
- Proceeds to be used to fund marketing expenditure, technology platform improvements and new market entry costs

Sources and Uses[1] ($MM)

Sources		Uses	
SPAC Cash in Trust	$125	Cash to Balance Sheet	$144
Sellers' Rollover Equity	270	Sellers' Rollover Equity	270
PIPE	67	Cash to Codere Group	30
		Transaction Fees	18
Total Sources	**$462**	**Total Uses**	**$462**

Pro Forma Valuation[1] ($MM)

	2022E	2023E
Revenue	$152	$203
Post-Money TEV / Revenue	**2.3x**	**1.7x**
Price Per Share	$10.00	
(x) Pro Forma Shares Outstanding	49.7	
Post-Money Equity Value	**$497**	
(+) Debt	-	
(-) Cash	(144)	
Post-Money TEV	**$353**	

Pro Forma Post Money Ownership[1][2]

(in millions)	Shares
Codere Group	27.0
Public Shares	12.5
PIPE Shares	6.7
Founder Shares / Private Shares	3.5
Total Shares	**49.7**



7.0%
13.5%
54.3%
25.1%

(1) Assumes no redemptions.
(2) Does not reflect beneficial ownership.

7

8 8 ▪ Continuous Improvement of Mobile Application Features ▪ New Bonus Engine ▪ Player & Content Management System Upgrade ▪ Brazil, Chile, Peru, Uruguay, Puerto Rico and Argentina ( excluding City of Buenos Aires) ▪ Licensing costs ▪ High Profile Sponsorships ▪ Traditional / Acquisition Media ▪ Marketing Agencies Transaction Proceeds Used to Support Growth Marketing expenditure in Core M arkets Technology enhancements to support growth Expansion into new high - growth markets

9 0.07x 0.21x 0.02x 0.11x 0.05x 0.09x 0.45x 0.35x 0.26x 0.27x 0.05x 0.17x 0.03x 0.06x 0.06x 0.09x 0.38x 0.35x 0.24x 0.28x 2.3x 12.0x 7.4x 5.1x 5.1x 4.1x 4.2x 3.0x 2.6x 1.9x 1.7x 8.5x 4.4x 3.1x 4.3x 3.4x 3.8x 2.8x 2.4x 1.8x Comparable Company Benchmarking Source: Company filings, S&P Capital IQ, and Wall Street research . Prices as of 6/18/2021. (1) Codere Online valuation based on pro forma equity value of $497mm at $10.00 per share, less $144mm pro forma cash, assuming no redem pti ons. 2022E and 2023E revenue assumes no redemptions. (2) 2023E revenue based on estimates for FY2023 ending 6/30/2023 due to limited availability of analyst estimates for FY2024 need ed to show calendar year 2023 revenue. (3) Based on trading price as of 6/18/2021. Gamesys announced that it had reached agreement on an acquisition by Bally’s on March 24, 2021. (4) Represents TEV / 2022E revenue multiple or TEV / 2023E revenue multiple divided by 2020 - 2022 CAGR or 2020 - 2023 CAGR, respectively . (5) Growth - adjusted multiples based on 2021 - 2022 CAGR and 2021 - 2023 CAGR due to limited available disclosure. TEV / Revenue Multiples US High Growth B2C Operators EU Mature B2C Operators Growth - Adjusted TEV / Revenue Multiples (4) EU Mature B2C Operators US High Growth B2C Operators (1) (1) TEV / 2022E Revenue (5.1x Median) TEV / 2023E Revenue (4.3x Median) TEV / 2022E Revenue (2.8x Median) TEV / 2023E Revenue (2.6x Median) TEV / 2022E Revenue TEV / 2023E Revenue (5) Growth - Adj. TEV / 2022E Rev. (0.09x Median) Growth - Adj. TEV / 2023E Rev. (0.06x Median) Growth - Adj. TEV / 2022E Rev. (0.31x Median) Growth - Adj. TEV / 2023E Rev. (0.31x Median) TEV / 2022E Revenue TEV / 2023E Revenue ▪ Codere Online valuation multiples for 2022 and 2023 below reflect revenues from Core Markets only (excludes Expansion Markets ) (2) (2) (3) (3)

10 Codere Online At a Glance (1) Core markets include Spain, Italy, Mexico, Colombia, Panama, and City of Buenos Aires. Expansion markets include Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excl. City of Buenos Aires. ▪ Codere Online is part of the renowned casino operator Codere Group, offering online sports betting and online casino through its state - of - the art website and mobile application Codere Online launched operations in Spain Currently operating / expected near - term launch in Spain, Italy, Mexico , Colombia, Panama, and City of Buenos Aires ( Core Markets) Combined TAM of Codere Online Core and Expansion Markets (1) Codere Group retail track record in Latin American and European markets 2020A – 2023E Revenue CAGR (Codere Online Core Markets only ) Revenue Opportunity in Codere Online Core and Expansion Markets (1) Codere Group registered retail player database (Codere Online Core Markets only) Experienced and proven Israel - based digital management team hired to lead Codere Online’s expansion THE COMPANY 2014 34% 3mm+ 2018 6 core countries $8bn+ 30+ years $1bn +

Market Overview – Global Footprint with Largest Market Presence Throughout Latin America

- Core Markets (Regulated)
- Expansion Markets (Regulation Pending)
- Denotes Codere Top 3 Market Share Position
- Codere Retail Market Share
- Codere Online Market Share
- Codere Online 2027E Market Share





Mexico

25% (5) | 1 | 11% | 2 | 23%

- Online Launch: 2018 (full commercial launch in 2019)
- Retail Footprint: 96 gaming halls (incl. 93 sportsbooks), 1 racetrack, and the largest convention center in Mexico (Centro Citibanamex)
- Potential Online TAM (excl. offshore): $630mm[2]

Panama

19% (1) | 2 | 3% | 2 | 45%

- Online Launch: 2018
- Retail Footprint: 11 gaming halls (incl. 8 sportsbooks) and 1 racetrack
- Potential Online TAM (excl. offshore): ~$40mm[2]

Puerto Rico

- Online Launch: TBD
- Retail Footprint: None
- Potential Online TAM (excl. offshore): ~$70mm[2]

Colombia

6% (3) | 2 | 6% | 30%

- Online Launch: 2019
- Retail Footprint: 9 gaming halls, 136 arcades, and 70 sportsbooks
- Potential Online TAM (excl. offshore): ~$150mm[4]

Brazil

- Online Launch: TBD
- Retail Footprint: Entered market in 2006, currently have exclusive agreement with Jockey Club do Rio Grande do Sul
- Potential Online TAM (excl. offshore): ~$1.3bn[2]

City of Buenos Aires

33%

- Online Launch: 2021
- Retail Footprint: None
- Potential Online TAM (excl. offshore): ~$90mm[2]

Peru

- Online Launch: TBD
- Retail Footprint: None
- Potential Online TAM (excl. offshore): ~$120mm[2]

Uruguay

52% (6) | 1

- Online Launch: TBD
- Retail Footprint: 6 gaming halls, 29 sportsbooks, 2 racetracks, and a hotel (Carrasco Nobile)
- Potential Online TAM (excl. offshore): ~$40mm[2]

Spain

26% (9) | 2 | 6% | 10%

- Online Launch: 2014 (mobile app launch in 2016)
- Retail Footprint: Codere owned gaming halls (3 gaming halls, 47 arcades, 61 sportsbooks); 3rd party sports betting distribution (1,026 arcades, 1,411 bars); slot route operations (6,118 bars)
- Potential Online TAM (excl. offshore): $1.3bn[4]

Chile

- Online Launch: TBD
- Retail Footprint: None
- Potential Online TAM (excl. offshore): ~$240mm[2]

Argentina (Other)

42% (7) | 1

- Online Launch: TBD
- Retail Footprint: 13 gaming halls (Buenos Aires Province)
- Potential Online TAM (excl. offshore): ~$260mm[2][8]

Italy

5% (10) | 3 | ~1%

- Online Launch: 2021
- Retail Footprint: 11 gaming halls and 2,198 bars
- Potential Online TAM (excl. offshore): $3.6bn[4]

Note: Market share per Company estimates. Retail footprint figures refer to Codere Group as of 12/31/19.
(1) Based on 2019 gross win (per Panama's Gaming Control Board (JCJ)).
(2) Reflects 2027 estimates. TAM projected based on UK / Australia / NJ / Spain / Italy GGR per capita, adj. for GDP per capita / internet connectivity (Mexico further adjusted based on 2019A gambling expenditures as a % of total GDP for illustrative and conservative purposes). Includes onshore online sports betting, casino, poker, and bingo.
(3) Based on gross win (LTM September 2019, per Coljuegos). Excludes unregulated revenue.
(4) Reflects 2027 estimates, based on 2025 H2GC projections. Spain / Italy assumes 2026 / 2027 growth based on estimated inflation. Colombia 2026 / 2027 growth held constant to 2025 % growth. Includes onshore online sports betting, casino, poker, and bingo.
(5) Based on number of gaming halls (as of 12/31/19, per Codere estimates).
(6) Reflects 2019 share of slot gross win in Montevideo (regulated market).
(7) Figure reflects Buenos Aires Province (gaming halls) only.
(8) Figures reflect total for Argentina, excluding City of Buenos Aires.
(9) Based on 2019 gross win from sports betting via 7,189 self-service terminals (SSTs) in Codere-controlled venues / third party arcades. 5% market share based on Codere's 8,646 slot machines in bars (slot routes).
(10) Reflects Q4 2019 gaming hall market share (per MAG Consulting estimates).

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Codere Online Management Team



Moshe Edree
*Managing Director**

- 17+ years experience in senior growth and operations roles at leading operators such as Ladbrokes and PartyGaming
- Previously held Board / advisor roles with NetPlay, IGlobal Media Israel, William Hill, Bwin.Party, Playtech, SafeCharge, and others

** Provides services as non-employee independent contractor*



Oscar Iglesias
*Chief Financial Officer***

- 20+ years experience
- Previously served as CFO & Head of Corporate Development for Franklyn Hotels & Resorts, Principal of WL Ross & Co. and financial (REGAL) and research (gaming) analyst at Bear Stearns

*** Upon consummation; currently head of corporate development for Codere Group*



Alberto Telias
Chief Marketing Officer

- 11+ years experience
- Previously served as a marketing manager at William Hill and Head of Paid Social Media at The Stars Group



Gonzalo De Osma Bucero
Chief Accounting Officer

- 15+ years experience
- Previously served as Finance Planning Manager for Spain and CFO for Mexico for Codere Group



Deborah Guivisdalsky
Head of CRM / VIP

- 15+ years experience
- Previously served as Head of Customer Experience at Jackpot.com and Head of VIP Digital at Ladbrokes

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13 Investment Highlights

14 Critical market opportunity as Latin America expected to represent next wave of strategic focus for global gaming industry Expansive TAM with limited competition from global gaming operators Accretive omnichannel opportunity leveraging leading retail footprint throughout Latin America Proven and flexible technology platform in place to support growth in core markets and expansion to new markets Highly effective and established online & mobile sportsbook / online casino Robust marketing strategy drives efficient acquisition of high - value players Well - positioned to capitalize on the large untapped Hispanic market opportunity in the US Codere Online – The Singular Investment Play on Digital Sports / Casino Across Latin America

Latin America Expected to Represent Next Wave of Strategic Focus For Global Gaming Industry

Online Sports Betting and Online Casino Market Size / TAM (Regulated Only)(1)



United Kingdom
Pop.: 67mm
GDP: $2.8tn
~$7bn
LTM March 2020(2)
~2x Revenue Expansion
~$13bn
2025E(3)
United States
Pop.: 328mm
GDP: $21.8tn
~$3bn
2020
~10x Revenue Expansion
~$29bn
United States TAM (At Maturity)(4)
Latin America (Codere Online Core + Expansion Markets)(5)
Pop.: 496mm
GDP: $4.6tn
~$0.3bn
2020(6)
~10x Revenue Expansion
~$3bn
~$2bn (Expansion)
~$1bn (Core)
LatAm TAM (At Maturity)(7)

Source: H2 Gambling Capital (H2GC) as of 2020, VIXIO GamblingCompliance, and regulatory disclosures. GDP / population figures from World Bank World Development Indicators database.
(1) Includes online sports betting, online casino, online poker, and online bingo.
(2) GBP converted to USD at 2020 average exchange rate of 1.284.
(3) Based on H2GC projections.
(4) Extrapolates US market TAM based on NJ % of total US GDP / population using LTM 2/28/20 figures (pre-COVID).
(5) Includes Mexico, Colombia, Panama, and City of Buenos Aires (core markets) and Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excl. City of Buenos Aires (expansion markets).
(6) Based on 2020E per H2GC. Excludes unregulated, except Mexico and Panama, which include both regulated and unregulated due to limited H2GC data. EUR converted to USD at 2020 average exchange rate of 1.141.
(7) Based on H2GC estimates for Spain, Italy, and Colombia. For all other markets, represents total addressable market opportunity based on market sizing methodology (please refer to Appendix for additional detail). EUR converted to USD at 2027E exchange rate of 1.244, per management forecasts.

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Codere Online Total Addressable Market Opportunity

- Total addressable market opportunity projected based on GGR per capita for the United Kingdom, Australia, New Jersey, Spain, and Italy
  - Adjusted for GDP per capita and % of population with internet connectivity
  - Data excludes unregulated market

Online Sports Betting & Online Casino TAM[1] ($MM) and GGR Per Capita ($)


Core Markets
Online Sports Betting & Online Casino TAM ($MM)
GGR Per Capita ($)
$625
$5
Mexico(2)
$151
$3
Colombia(3)
$40
$9
Panama
$87
$28
City of Buenos Aires
$3,592
$60
Italy(3)
$1,310
$28
Spain(3)
Expansion Markets
Online Sports Betting & Online Casino TAM ($MM)
GGR Per Capita ($)
$1,293
$6
Brazil
$261
$6
Argentina (ex.-CABA)(4)
$242
$13
Chile
$124
$4
Peru
$71
$22
Puerto Rico
$40
$12
Uruguay

$8bn+ Market Opportunity

Latin America Core Markets (~$1.0bn) *(Implied 0.05% of GDP)*	Europe (~$5.0bn) *(Implied 0.14% of GDP)*	Latin America Expansion Markets (~$2.0bn) *(Implied 0.07% of GDP)*

Source: H2GC and regulatory disclosures. Please refer to Appendix for illustrative market sizing methodology detail.
Note: EUR converted to USD at 2027E exchange rate of 1.244, per management forecasts.
(1) Core Markets TAM reflects 2027E for illustrative purposes. Expansion markets TAM reflects potential market opportunity once regulated.
(2) Includes adjustment based on 2019A gambling expenditures as % of total GDP relative to median of UK / Australia / NJ / Spain / Italy, based on management experience and for illustrative purposes.
(3) Reflects 2027 estimates, based on 2025 H2GC projections. Spain / Italy assumes 2026 / 2027 growth based on estimated inflation. Colombia 2026 / 2027 growth held constant to 2025 % growth.
(4) CABA refers to City of Buenos Aires.

16

17 Limited Competition from Global Gaming Operators Source: Eilers & Krejcik Gaming, VIXIO GamblingCompliance and regulatory disclosures. (1) Not publicly disclosed; at least 15 operators have specific authorization for online (based on Company’s understanding of current si tuation). (2) Per Coljuegos , as of January 2020 . (3) Codere and Betcris pursuant to retail sports betting licenses and Caliente pursuant to a pure online license (based on Company’s understanding o f current situation); Codere to begin operating pursuant to a pure online license (granted in May 2021) commencing December 202 1. (4) Selected key competitors reflect Buenos Aires Province only . Codere Group Retail Experience # of Licensed Online Operators Selected Key Competitors Mexico 22 years >15 (1) Colombia 36 years 18 (2) Panama 15 years 3 (3) Buenos Aires , Argentina (4) 29 years Buenos Aires Province: 7 (pending) City of Buenos Aires: 3+ New Jersey NA Online SB: 36 available (20 active) Online Casino: 45 available (25 active) United Kingdom NA 648 Australia NA 36 Competitive landscape in more established markets for comparative purposes Core LatAm Markets Reference Markets for Comparison

Increased Adoption of Online Technologies Further Enhances LatAm Market Opportunity

Average Adoption Rate of Selected Technologies by Market



60%
67%
88%
Internet Connectivity(1)
28%
47%
72%
Smartphone Penetration(2)
1.9%
5.6%
10.1%
E-Commerce Penetration(3)
-
0.02%
0.14%
Online GGR % of GDP(4)
Latin America (2015)
Latin America (2020)
Benchmark Markets – UK, New Jersey (United States), Australia, Italy, Spain (2020)

(1) Source: United Nations International Telecommunication Union database (as of 2019). Represents percentage of population with internet access. LatAm includes Codere Online core / expansion markets only.
(2) Source: eMarketer. Represents individuals who own at least one smartphone and use the smartphone at least once per month, as a percentage of total population. Reflects total US due to limited NJ-specific data.
(3) Source: eMarketer. Represents e-commerce retail sales as a percentage of total retail sales. Reflects total US due to limited NJ-specific data.
(4) Market size based on 2020E per H2GC, except UK / NJ, which are based on regulatory disclosures. Includes online sports betting, online casino, online poker, and online bingo. LatAm includes Codere Online core / expansion markets only. Excludes unregulated, except Mexico and Panama, which include both regulated and unregulated due to limited H2GC data.

18

19 19 Accretive Omnichannel Opportunity Leveraging Codere Group’s Leading Retail Footprint Throughout Latin America Cross - selling and coordinated promotional campaigns leveraging online and retail customer databases Enhanced payment processing options via retail locations (cash withdrawals & deposits) Improved customer service via retail locations (face to face communication) Retail business incentivized to drive online business through affiliate program (in place) Reduced Customer Acquisition Costs: Limited marketing expenditure required as players are already in Codere funnel Higher Player Lifetime Values: Increased player loyalty leading to higher spend and / or retention Codere Omnichannel Strategy (Existing Codere Group retail customers converted to online) Value of Codere Omnichannel Customers

Mexico to Serve as Blueprint for Broader Omnichannel Strategy for LatAm

- Expected 5-year player LTV for Mexico omnichannel customers is 2.8x greater than that for pure online customers[(1)], reflecting superior player loyalty and engagement
- Targeting high-value, brand-aware omnichannel players is projected to increase conversion of online registrations to FTDs by +50%

Mexico Omnichannel Growth



2020A - 2025E CAGR
+18%
+24%
Omnichannel First Time Depositors
Omnichannel Net Gaming Revenue

Mexico Online Registrations from Retail Database



% Registered (Cumulative)
6%
16%
2020A (End of Period)
2025E (End of Period)

(1) 5-Year player lifetime value reflects player spend (i.e. net gaming revenue realized) in the first five years following customer acquisition. Actual year 1 player spend for omnichannel players (based on cohorts with at least 1 year of operating history) is 3.1x that for pure online players.

20

Proven and Flexible Technology Platform in Place to Support Growth in Existing Markets and Expansion to New Markets

- Codere Online to invest an additional ~$10-15mm over the next several years to continue to support best of breed technology



Proprietary(1)
Third-Party Integrations
Player Channels
Online Gambling App & Web
Loyalty App
Communication channels (Email /SMS / Push)
Omnichannel
Integration & Orchestration Capabilities
Content Management System
Marketing & Digital Analytics
Wallet
Payment Gateway
Casino & Slots Games
Player Account Management
Bonus Engine
Fraud & Risk
Sport Betting
Algorithmic Risk Segmentation(2)
Customer Services
Affiliates Management
Trading
Campaign Management
BI & Online KPI Reporting
Regulations & Compliance
Others games
Loyalty Program
Advance Analytics
Responsible Gaming (Algorithmic Problem gambler identification)
Security
Real Time Monitoring
DevSecOps
Agile Development
Digital Architecture Serverles
High availability, Scalability & Performance, Real time event processing, Resiliency, Cost effectiveness
On Premise & Cloud Infrastructure
On Premise due to regulatory requirements & Public Cloud
Casino & Slots Providers
Sports Providers
Other Game Providers
Payment Providers
Geolocation & Digital ID Verification Providers
Affiliates
Regulators
Other 3rd parties

(1) Includes technology and operating capabilities provided by Codere Group (on an exclusive basis within Codere Group) pursuant to a Technology and Platform Services Agreement.
(2) AI predictive risk segmentation work in progress.

21

22 Highly Effective and Established Online & Mobile Sportsbook Robust pre - match offering with historical data, odds, and player tips Industry - leading match visualization 24/7 Live Streaming and Comprehensive In - Play Offering 30,000+ Live Events Offered 30 Dedicated In - House Traders 200+ Individual Player Prop Markets (1) 50+ In - Play Markets Per Event 11.2% Two - year average take for Spanish online business (1) A proposition (“prop”) bet relates to the occurrence or non - occurrence of an event not directly tied to the final outcome of a s porting event.

23 Leading Online Casino Offering [Placeholder] [Placeholder] 900+ Games Offered 20+ Third - Party Content Providers Proprietary player bonusing engine World - class library of compelling, high - performing casino content Full sportsbook integration drives $0 CPA cross - sell within the Codere ecosystem

24 Robust Marketing Strategy Drives Efficient Acquisition of High - Value Players Acquisition Media Traditional Media Marketing Agencies Campaign Production Sponsorships 3mm+ Codere Group registered retail player database (2) (1) Rights to the sponsorship agreement with Real Madrid expected to be licensed from Codere Group. (2) Reflects Codere Group registered retail database in Codere Online core markets only . (1)

Well-Positioned to Capitalize on the Large Untapped Hispanic Market Opportunity in the US

- **LatAm experience as foundation for future success in US Hispanic market:**
  - Soccer-first focus of sports betting business leveraging Real Madrid[1], Rayados and Valderrama sponsorships
  - Casino product configuration tailored to Hispanic customer (e.g. over-weight electronic bingo and roulette versus traditional U.S. slot / table mix)
  - Adapted marketing messaging and promotional campaigns based on cultural associations / affinity
  - Experienced Spanish-speaking call center / customer service
  - Tested Spanish-language front end user interface / experience
  - Experience operating under multiple regulatory regimes across a number of jurisdictions

	Hispanic Population (MM)[2]	Expected Date of Regulation[3]	2025E Market Size ($MM)[3]
California	15.3	2023	$186
Texas	11.1	2022	$1,336
Florida	5.3	2023	$64
New York	3.7	Live (Retail Only); Online Pending Launch	$928
Arizona	2.2	Legalized; Pending Launch	$39
Illinois	2.2	Live	$735
New Jersey	1.8	Live	$1,809
Colorado	1.2	Live	$279
New Mexico	1.0	2023	$8
Georgia	1.0	2023	$572
Other (40 States)	13.5		$9,308
Total US	58.4		**$15,264**

(1) Rights to the sponsorship agreement with Real Madrid expected to be licensed from Codere Group.
(2) Source: World Population Review.
(3) Source: Morgan Stanley research estimates as of January 2021. Market size represents retail / online sports betting only for states listed except NJ (which includes iGaming) due to Morgan Stanley projected pace of iGaming rollout.

25

26 Financial Highlights

27 $27 $54 $71 $85 $108 $152 $203 ~$200 ~$400 ~$600 ~$1bn+ 2017A 2018A 2019A 2020A 2021E 2022E 2023E Growth in Core Markets 2027E Expansion Market Entry (Assumes 30% Share) Illustrative Potential Net Gaming Revenue 32% 37% 11% 5% 8% 7% 59% 34% 6% $1 Billion+ Revenue Opportunity With Potential Expansion Into High Growth LatAm Markets For historical periods, EUR converted to USD at average exchange rate in each period. For projection periods, exchange rates base d o n management forecasts in each period. (1) Assumes no redemptions. (2) Expansion markets include Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excl. City of Buenos Aires. Excludes unregulated rev enu e. Expansion market sizing based on illustrative extrapolation methodology – please refer to Appendix for additional detail. Codere Online Illustrative Path to Potential Net Gaming Revenue (1) ($ MM) 2021E 2027E Spain Mexico Colombia Panama Italy City of Buenos Aires Net Gaming Revenue Distribution by Country in Core Markets ($MM) $108 ~$400 2020 - 2023 CAGR: +34% (Core Markets Only) (2)

2020 Financial Highlights

Selected Key Performance Indicators

- **450K+ Player Registrations**
- **150K+ First Time Depositors**
- **30%+ Conversion Rate**[(1)]
- **50K+ Average Monthly Active Players**[(2)]
- **~10% Sports Betting Hold**
- **~3.5% Casino Gaming Hold**

2020A Net Gaming Revenue by Product


47%
53%
Sports Betting
Casino

2020A Net Gaming Revenue by Channel


22%
78%
Net Gaming Revenue from Pure Online Customers
Net Gaming Revenue from Omnichannel Customers(3)

(1) Represents number of FTDs in a given period divided by the number of new player registrations during the period.
(2) Represents number of customers who placed a wager in a given month.
(3) Omnichannel includes Mexico only.

28

Spain Case Study: Unit Economics and Path to Targeted Contribution

Unit Economics and Return on Marketing Investment (2020 Cohort)[1]


NGR / Gross Profit (2020 Cohort)
Targeted NGR Payback: **Month 8**
Targeted Gross Profit Payback: **Month 13**
M1
M6
M11
M16
M21
M26
M31
M36
NGR
Gross Profit
CPA (Targeted)

Illustrative Path to Targeted Net Gaming Revenue & Contribution


~3x LTV / CPA(2)
~20% EBITDA Margin
>2x Revenue Expansion
~4x LTV / CPA(2)
~40% EBITDA Margin
Note: Spain Effective Gaming Tax Rate: 10%
2020A
Targeted
Net Gaming Revenue
EBITDA

Commentary

Given the advertising limitations in place in Spain, our marketing investment is expected to be more targeted and focused on high-yielding digital channels aiming to acquire customers, driving superior return on marketing investment and shorter CPA payback periods

Note: Gross profit represents NGR less variable expenses (gaming taxes, payment processing, and other third party services).
(1) Based on actual cohort data through March 2021, and management estimates thereafter.
(2) LTV based on five-year player spend.

29

Mexico Case Study: Unit Economics and Path to Targeted Contribution

Unit Economics and Return on Marketing Investment (2020 Cohort)[1]



NGR / Gross Profit (2020 Cohort)
Targeted NGR Payback: Month 9
Targeted Gross Profit Payback: Month 19
M1
M6
M11
M16
M21
M26
M31
M36
NGR
Gross Profit
CPA (Targeted)

Illustrative Path to Targeted Net Gaming Revenue & Contribution



~4x
LTV / CPA(2)
~2.5x
LTV / CPA(2)
>6x
Revenue Expansion
Note: Mexico Effective Gaming Tax Rate: 22.5%
~20%
EBITDA Margin
2020A
Targeted
Net Gaming Revenue
EBITDA

Commentary

In Mexico, we plan to invest heavily in traditional media aiming to not only acquire customers but also accelerate brand building and drive long-term market share growth, while still maintaining attractive return on marketing investment and CPA payback periods

Note: Gross profit represents NGR less variable expenses (gaming taxes, payment processing, and other third party services).
(1) Based on actual cohort data through March 2021, and management estimates thereafter; CPA includes legacy affiliate program cost.
(2) LTV based on five-year player spend.

30

31 100% ~ 65% ~25% 17% 8% 10% 31% 7% 3% Net Gaming Revenue Gaming Taxes Payment Processing Content / Other Third Party Services Gross Margin Marketing Other Operating Expenses Personnel Costs EBITDA Illustrative Consolidated Margin Outlook (Core Markets) Note: includes growth marketing expenditures.

32 32 Supported by Codere Group’s strong brand and 30+ years of operating experience in LatAm , Codere Online is uniquely positioned to become the leading player throughout the region Codere Online expects to leverage its differentiated omnichannel platform to attract a loyal, sustainable, high - value customer base aimed at driving growth and enhanced profitability The Latin American digital sports / casino market remains in its early innings and is expected to represent the next wave of strategic focus for the global gaming industry Codere Online – The Singular Investment Play on Digital Sports / Casino Across Latin America

33 Appendix

34 Codere Online P&L EUR converted to USD at exchange rate of 1.120 and 1.141 in 2019 and 2020 respectively. (1) Figures primarily reflect differences in recognition of revenue related to certain partner and affiliate agreements in place in Colombia and our ‘.com’ business, along with VAT impact from entry fees in Mexico. (2) Figures primarily reflect costs related to a legacy affiliate program in Mexico, post - closing adjustments to financial accounts to refle ct commercially agreed platform and technology services fees, and actual costs of doing business (i.e. invoicing between Code re Group companies and Codere Online companies). 2019 2020 Accounting Revenue $69 $80 Accounting Adjustments (1) 2 4 Net Gaming Revenue $71 $85 Operating Expenses Gaming Taxes (9) (11) Payment Processing (4) (5) Content / Other Third Party Services (3) (6) Marketing (41) (43) Personnel / Other (27) (25) Total Operating Expenses ($85) ($90) EBITDA ($14) ($6) Accounting Adjustments (2) (3) (9) Accounting EBITDA ($17) ($15) $ in millions

Selected Benchmark Market Metrics

Selected Benchmark Market Metrics ($MM)

	Benchmark Country Economic Indicators				Market Size (Onshore Only)	
					Online GGR[1]	
	Pop. (MM)	GDP ($BN)	GDP Per Capita ($000)	% Internet Connectivity	Total ($MM)	Per Capita ($)
United Kingdom	66.8	$2,827	$42	94.9%	$7,034[2]	$105
Australia	25.4	1,393	55	86.6%	967	38
New Jersey	8.9	635	71	99.5%	803[3]	90
Spain	47.1	1,394	30	86.1%	839	18
Italy	60.3	2,001	33	74.4%	1,993	33
Benchmark Median			$42	86.6%		$38

Illustrative Market Sizing Extrapolation Detail ($MM)

			KPIs		Discount to Benchmark Median		Extrapolation	
	Pop. (MM)	GDP ($BN)	GDP Per Capita ($000)	% Internet Connectivity	GDP Per Capita ($000)	% Internet Connectivity	Implied GGR Per Capita ($)[5]	Implied TAM ($MM)
Selected Core Markets[4]								
Mexico	127.6	$1,258	$10	65.8%	23.3%	76.0%	$7	$625[6]
City of Buenos Aires	3.1	112	36	74.3%	86.0%	85.8%	28	87
Panama	4.2	67	16	57.9%	37.2%	66.9%	9	40
LatAm Expansion Markets								
Brazil	211.0	$1,840	$9	67.5%	20.6%	78.0%	$6	$1,293
Argentina (ex.-CABA)	41.9	338	8	74.3%	19.1%	85.8%	6	261
Chile	19.0	282	15	82.3%	35.2%	95.1%	13	242
Peru	32.5	227	7	52.5%	16.5%	60.7%	4	124
Puerto Rico	3.2	105	33	65.3%	77.7%	75.4%	22	71
Uruguay	3.5	56	16	68.3%	38.3%	78.9%	12	40

Source: H2GC and regulatory disclosures. GDP / population figures from World Bank World Development Indicators database. Internet connectivity data from United Nations International Telecommunication Union database.
Note: EUR converted to USD at 2019 average exchange rate of 1.120. GBP converted to USD at 2019 average exchange rate of 1.277.
(1) Reflects 2019 online GGR due to COVID-19 impact on 2020 figures.
(2) Represents 12 months ending September 2019.
(3) Represents 12 months ending February 2020 (pre-COVID-19).
(4) Note: projections for other core markets (Spain, Italy, Colombia) based on H2GC estimates. Mexico, Panama, and City of Buenos Aires market sizing based on illustrative extrapolation methodology due to limited available projections.
(5) Represents benchmark median GGR Per Capita ($38) multiplied by each country's discount to benchmark median for both GDP Per Capita and % Internet Connectivity.
(6) Market sizing for Mexico reflects additional downwards adjustment based on 2019A gambling expenditures as % of total GDP relative to median of benchmark markets, based on management experience and for illustrative purposes.

35

Comparable Company Benchmarking Detail

- **Codere Online valuation multiples for 2022 and 2023 below reflect revenues from Core Markets only (excludes Expansion Markets)**

Company	Stock Price 6/18/21	Market Cap	Total Enterprise Value	TEV / Revenue		Growth-Adjusted TEV / Revenue[1]		Revenue CAGR	
				2022E	2023E	2022E	2023E	2020-2022	2020-2023
Codere Online[2]	**NA**	**NA**	**$353**	**2.3x**	**1.7x**	**0.07x**	**0.05x**	**+34.0%**	**+33.8%**
US Pure Play Digital B2C Operators									
DraftKings Inc.	$48.06	$20,617	$19,064	12.0x	8.5x	0.21x	0.17x	+56.8%	+51.4%
Golden Nugget Online Gaming, Inc.	$12.64	987	973	5.1x	3.1x	0.11x	0.06x	+44.9%	+50.5%
PointsBet Holdings Limited[3]	A$13.50	2,108	1,863	5.1x	4.3x	0.05x	0.06x	+100.1%	+67.5%
Rush Street Interactive, Inc.	$12.53	2,746	2,382	4.1x	3.4x	0.09x	0.09x	+44.3%	+36.2%
Wynn Interactive[4]	$9.95	3,782	3,142	7.4x	4.4x	0.02x	0.03x	+339.6%	+171.6%
			Low	**4.1x**	**3.1x**	**0.02x**	**0.03x**	**+44.3%**	**+36.2%**
			Mean	**6.7x**	**4.8x**	**0.10x**	**0.08x**	**+117.2%**	**+75.4%**
			Median	**5.1x**	**4.3x**	**0.09x**	**0.06x**	**+56.8%**	**+51.4%**
			High	**12.0x**	**8.5x**	**0.21x**	**0.17x**	**+339.6%**	**+171.6%**
EU Mature B2C Operators									
888 Holdings plc	£3.77	$1,935	$1,819	1.9x	1.8x	0.27x	0.28x	+7.0%	+6.4%
Entain Plc	£18.22	14,741	17,187	3.0x	2.8x	0.35x	0.35x	+8.5%	+7.9%
Flutter Entertainment plc	£136.35	32,982	36,523	4.2x	3.8x	0.45x	0.38x	+9.3%	+10.0%
Gamesys Group plc[5]	£18.51	2,802	3,239	2.6x	2.4x	0.26x	0.24x	+10.3%	+10.2%
			Low	**1.9x**	**1.8x**	**0.26x**	**0.24x**	**+7.0%**	**+6.4%**
			Mean	**2.9x**	**2.7x**	**0.33x**	**0.31x**	**+8.8%**	**+8.6%**
			Median	**2.8x**	**2.6x**	**0.31x**	**0.31x**	**+8.9%**	**+9.0%**
			High	**4.2x**	**3.8x**	**0.45x**	**0.38x**	**+10.3%**	**+10.2%**

Source: Company filings, S&P Capital IQ, and Wall Street research. Prices as of 6/18/2021. Note: $ in millions, except share prices.

(1) Represents TEV / 2022E revenue multiple or TEV / 2023E revenue multiple divided by 2020-2022 CAGR or 2020-2023 CAGR, respectively.

(2) Codere Online valuation based on pro forma equity value of $497mm at $10.00 per share, less $144mm pro forma cash, assuming no redemptions. 2022E and 2023E revenue assumes no redemptions.

(3) 2023E revenue based on estimates for FY2023 ending 6/30/2023 due to limited availability of analyst estimates for FY2024 needed to show calendar year 2023 revenue.

(4) Growth-adjusted multiples based on 2021-2022 CAGR and 2021-2023 CAGR due to limited available disclosure.

(5) Based on trading price as of 6/18/2021. Gamesys announced that it had reached agreement on an acquisition by Bally's on March 24, 2021.11

36

Glossary

Gross Gaming Revenue (GGR): Gross dollar value of wagers less player wins

Net Gaming Revenue (NGR): GGR less player bonuses / promotional bets

First Time Depositor (FTD): New players who make a deposit for the first time during a given period

Conversion Rate: Number of FTDs in a given period divided by the number of new player registrations during the period

Monthly Active Players: Number of customers who placed a wager in a given month

Lifetime Value (LTV): The average amount of NGR generated per FTD (based on all FTDs acquired in a given period) in the first 5 years following acquisition

Cost Per Acquisition (CPA): ATL, BTL and retail affiliate program marketing investment during a given period divided by number of FTDs acquired during the period

Above the Line (ATL): Marketing investment to acquire customers through traditional media resources (TV, radio, print, etc.)

Below the Line (BTL): Marketing investment to acquire customers through digital channels (pay-per-click campaigns, search engine optimization, Google search, social media platforms, online affiliates, etc.)

Omnichannel Players: Existing Codere Group registered retail customers who are then converted to online

Pure Online Players: Codere Online customers who were not previously registered through a Codere Group retail location

Core Markets: Markets in which Codere Online is currently operating or expects a near-term launch (Mexico, Colombia, Panama, City of Buenos Aires, Spain, Italy)

Expansion Markets: Currently unregulated markets in which Codere Online does not yet have an existing presence (Brazil, Chile, Peru, Puerto Rico, Uruguay, and Argentina excluding City of Buenos Aires)

37

38 For additional information, please contact: Codere Online Investor Relations codereonline.com inversor@codere.com